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LUSCAR ENERGY PARTNERSHIP
LUSCAR COAL LTD.


                   LUSCAR TO ENHANCE ITS THERMAL COAL BUSINESS

EDMONTON, ALBERTA MARCH 31, 2003 - Luscar Coal Ltd. today announced that, following the recent acquisition by Sherritt Coal Partnership II (a partnership between the Ontario Teachers' Pension Plan and Sherritt International Corporation) of the prairie assets of Fording Inc., the company has begun a drive to consolidate Teachers' and Sherritt's position as one of North America's most significant suppliers of thermal coal for power generation and other uses. Luscar, which manages the partners' thermal coal assets, will exploit the close similarity of these mining operations to achieve efficiencies through the use of shared technologies and best-available mining practices.

Dennis Maschmeyer, president and chief executive officer of Sherritt and Luscar Energy Partnership, will also assume the role of Luscar's chief executive officer on an interim basis as a first step in this new initiative. Reg Toliver will retire from his position as president and chief executive officer of Luscar Coal Ltd. Mr. Toliver successfully led the Luscar organization from a publicly traded income trust to a business unit of the Luscar Energy Partnership and will serve as an advisor to Mr. Maschmeyer.

Sherritt and Teachers' intend the changes announced today to reflect their desire to improve the efficiency and returns from their thermal coal investments, while providing exemplary service to their customers.

Luscar is Canada's largest coal producer and operates 10 thermal coal mines in Alberta and Saskatchewan, primarily serving local electrical utilities.


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FOR FURTHER INFORMATION PLEASE CONTACT:
Luscar Energy Partnership
Ernie Lalonde
(416) 934-7655
Website: www.luscar.com